 Exhibit 99.1

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and June 30, 2025

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(IN U.S. DOLLARS)

	December 31,	June 30,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	$8,164,080	$6,985,841
Restricted cash	2,192,015	1,538,462
Accounts receivable, net	12,802,626	5,323,836
Accounts receivable – related parties	112,188	53,709
Contract assets, net	1,057,671	397,729
Prepayments and other current assets, net	67,822	68,911
Total current assets	$24,396,402	$14,368,488

Non-current assets
Property, plant, and equipment, net	127,386	113,407
Right-of-use assets	130,134	78,782
Prepayments for the acquisition of office premises	-	1,014,208
Total non-current assets	$257,520	$1,206,397
TOTAL ASSETS	$24,653,922	$15,574,885

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(IN U.S. DOLLARS)

	December 31,	June 30,
	2024	2025
Current Liabilities
Accounts payable	$11,307,340	$3,977,765
Accounts payable – related parties	221,098	74,964
Contract liabilities	1,525	488
Other payables and accrued liabilities	445,333	283,548
Provisions for compensation and penalty	1,574,240	-
Tax payables	17,465	17,465
Lease liabilities – current	101,947	79,342
Amounts due to related parties	107,287	45,000
Dividend payables	54,821	54,821
Total current liabilities	$13,831,056	$4,533,393

Non-current liability
Lease liabilities – non-current	29,378	-
Total non-current liability	$29,378	$-
TOTAL LIABILITIES	$13,860,434	$4,533,393

COMMITMENTS AND CONTINGENCIES

EQUITY

Ordinary shares, par value $0.0008 per share, 500,000,000 shares authorized; 3,247,117 issued and outstanding as ofDecember 31, 2024 and June 30, 2025, respectively*	2,598	2,598
Additional paid-in capital	10,575,529	11,238,731
Retained earnings (Accumulated losses)	133,277	(283,531)
Accumulated other comprehensive loss	(41,439)	(41,439)
Total shareholders’ equity	$10,669,965	$10,916,359
Non-controlling interest	123,523	125,133
TOTAL EQUITY	$10,793,488	$11,041,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,653,922	$15,574,885

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2024	2025
REVENUES	$39,291,001	$23,124,641
REVENUES – RELATED PARTIES	75,208	63,159
TOTAL REVENUE	39,366,209	23,187,800

COST OF REVENUE	36,617,952	22,476,099
COST OF REVENUE – RELATED PARTIES	1,522,111	499,718
TOTAL COST OF REVENUE	38,140,063	22,975,817

GROSS PROFIT	1,226,146	211,983

General and administrative expenses	1,717,555	2,159,899
Total operating expenses	$1,717,555	$2,159,899

LOSS FROM OPERATIONS	$(491,409)	$(1,947,916)

OTHER INCOME:
Bank interest income	39,076	20,878
Other income	6,374	1,468,587
Exchange gain	335	43,253
Total other income	45,785	1,532,718

LOSS BEFORE INCOME TAX	$(445,624)	$(415,198)
INCOME TAX	-	-
NET LOSS	$(445,624)	$(415,198)
LESS: (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(2,916)	1,610
NET LOSS AND TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO PS INTERNATIONAL GROUP LTD.	$(442,708)	$(416,808)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	2,500,000	3,247,117
NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted	$(0.18)	$(0.13)

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(IN U.S. DOLLARS)

	Number of Shares*	Ordinary Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2023 (as previously reported)	200,000	$20	$7,877,520	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Retroactive application of recapitalization	19,800,000	1,980	(1,980)	-	-	-	-	-
Reverse Stock Split	(17,500,000)	-	-	-	-	-	-	-
Balance as of December 31, 2023 (effect of recapitalization and Reverse Stock Split)	2,500,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Net loss	-	-	-	(442,708)	-	(442,708)	(2,916)	(445,624)
Balance as of June 30, 2024	2,500,000	2,000	7,875,540	4,517,408	(41,439)	12,353,509	112,900	12,466,409

	Number of Shares*	Ordinary Shares	Additional Paid-in Capital	Retained Earnings (Accumulated Loss)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2024 (as previously reported)	25,976,936	$2,598	$10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488
Retroactive application of Reverse Stock Split	(22,729,819)	-	-	-	-	-	-	-
Balance as of December 31, 2024 (effect of Reverse Stock Split)	3,247,117	2,598	$10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488
Net (loss) income	-	-	-	(416,808)	-	(416,808)	1,610	(415,198)
Share based compensation	-	-	663,202	-	-	663,202	-	663,202
Balance as of June 30, 2025	3,247,117	2,598	11,238,731	(283,531)	(41,439)	10,916,359	125,133	11,041,492

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(445,624)	$(415,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	31,716	13,979
Amortization of operating lease ROU assets and interest of lease liabilities	47,659	51,352
Share-based compensation expenses	-	663,202
Reversal of expected credit loss, net	(26,974)	(29,781)
Write-off of accounts receivable	6,266	-
Bad debt recovery	(68,400)	-
Reversal of provision for compensation and penalty	-	(1,458,857)

Changes in operating assets and liabilities:
(Increase) Decrease in:
Accounts receivable	6,463,945	7,506,573
Accounts receivable – related party	(194,308)	58,479
Contract assets	(116,764)	661,951
Amount due from a related party	(453,867)	-
Other current assets	14,364	(1,100)
Increase (Decrease) in:
Accounts payable	(6,926,344)	(7,329,575)
Accounts payable – related party	349,529	(146,134)
Amounts due to related parties	(245,784)	(62,287)
Other payables and accrued liabilities	(617,931)	(161,785)
Provisions for penalty	-	(115,383)
Contract liabilities	(3,661)	(1,037)
Lease liabilities	(51,756)	(51,983)
NET CASH USED IN OPERATING ACTIVITIES	$(2,237,934)	$(817,584)

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Continued)

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2024	2025
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash with maturity of more than three months when acquired	$9,095	$-
Purchase of property, plant and equipment	-	(1,014,208)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$9,095	$(1,014,208)

CASH FLOWS FROM FINANCING ACTIVITY:
Expiry of unpresented check for dividend paid to a shareholder in prior years	26,667	-
NET CASH PROVIDED BY FINANCING ACTIVITY	$26,667	$-
NET DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(2,202,172)	$(1,831,792)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	12,982,191	10,356,095
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$10,780,019	$8,524,303

Cash and cash equivalents at end of period	8,592,785	6,985,841
Restricted cash at end of period	2,896,967	1,538,462
Restricted cash with maturity of three months or more when acquired at end of period	(709,733)	-
Total cash and cash equivalents and restricted cash shown in the unaudited interim condensed consolidated statements of cash flows	$10,780,019	$8,524,303

Supplemental disclosure of cash flow information

	For the six months ended June 30,
	2024	2025

Interest received	39,076	20,878

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

PS International Group Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on September 12, 2023. PSI is a company formed for the purposes of consolidating a group of operating business in the freight and logistics industry under one parent to maximize operational and financial synergies. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refer to its subsidiaries as a whole. The Company provides logistics and freight handling services.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”) and Business Great Global Supply Chain Limited (“BGG”), incorporated under laws of Hong Kong and commenced its operations on May 27, 1993 and November 11, 2016, respectively, are the major business component of the Company. PSIHK and BGG are engaged in the provision of logistics and freight handling services. The Company holds a 99.2% equity interest in PSIHK, with the remaining 0.8% interest accounted for as a non-controlling interest. The Company holds 100% equity interest in BGG.

Business Combination

On July 18, 2024, the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated December 27, 2023 (the “Business Combination Agreement”), by and among (i) the Company, (ii) AIB Acquisition Corporation, a Cayman Islands exempted company (“AIB”), (iii) PSI Group Holdings Ltd, a Cayman Islands exempted company (“PSI”), (iv) AIB LLC, a Delaware limited liability company (the “Sponsor”), (v) PSI Merger Sub I Limited, a Cayman Islands exempted company (“PSI Merger Sub I”), and (vi) PSI Merger Sub II Limited, a Cayman Islands exempted company (“PSI Merger Sub II”).

Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive ordinary shares of the Company, and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers” or “Business Combination”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

As a result of the Mergers, (a) each of the ordinary shares of PSI that were issued and outstanding immediately prior to the effective time of the First Merger was cancelled and converted into (i) the right to receive 90% of such number of ordinary shares of the Company equal to the Exchange Ratio, and (ii) the contingent right to receive 10% of such number of ordinary shares of the Company equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024, by and between the Company, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent. Each ordinary share of AIB that was issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and converted automatically into the right to receive one ordinary share of the Company. Each issued and outstanding right to receive one-tenth (1/10) of one Class A ordinary share of AIB upon the completion of the Business Combination (“AIB Right”) was automatically converted into one-tenth of one ordinary share of the Company, provided that the Company did not issue fractional shares in exchange for the AIB Rights. As used herein, the “Exchange Ratio” equals to 100.

In connection with the Business Combination, there were 431,250 unit purchase options held by Maxim Partners LLC, which can be exercised until January 17, 2027, at an exercise price of $11 per unit. As of December 31, 2024 and June 30, 2025, none of the unit purchase options have been exercised. The fair value of the unit purchase options was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 15.39%, (2) risk-free interest rate of 4.36%, (3) time to expiration of 2.5 years, (4) exercise price of $11 per unit and (5) share price of $3.41 per unit as of the grant date. Due to the market conditions of the Company’s share prices, the fair value of the unit purchase options was not material to the consolidated financial statements for the year/period presented. On July 19, 2024, ordinary shares of the Company commenced trading on The Nasdaq Capital Market under the symbol “PSIG.”

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

PSI was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805. This determination was primarily based on PSI’s stockholders prior to the Business Combination having a majority of the voting interests in the combined company, PSI’s operations comprising the ongoing operations of the combined company, and PSI’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of PSI’s issuing stock for the net liabilities of AIB, accompanied by a recapitalization. The net liabilities of AIB are stated at historical cost, with no goodwill or other intangible assets recorded.

While the Company was the legal acquirer in the Business Combination, because PSI was deemed the accounting acquirer, the historical financial statements of PSI became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of PSI prior to the Business Combination; (ii) the combined results of the Company and PSI following the closing of the Business Combination; (iii) the assets and liabilities of PSI at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure has been restated in all comparative periods to reflect the number of shares of the Company’s common shares, issued to PSI’s shareholders in connection with the First Merger. As such, the shares and corresponding capital amounts and earning related to PSI’s ordinary shares prior to the Business Combination have been restated as shares reflecting the Exchange Ratio established in the Business Combination Agreement.

AIB was subsequently deregistered on August 6, 2025. Such change in the group structure did not have material impact to the unaudited interim condensed consolidated financial statements of the Company.

Reverse Stock Split

On October 6, 2025, the Company effected a reverse stock split of the Company’s issued and outstanding ordinary shares, by a ratio of 8-to-1 (the “Reverse Stock Split”). Accordingly, all ordinary shares and stock options, as well as per share information, for all periods presented in the unaudited interim condensed consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this Reverse Stock Split. The Reverse Stock Split increased the par value share of the Company’s ordinary shares to US$0.0008 but did not change the total number of authorized ordinary shares.

All share and per share amounts for all periods presented in the unaudited interim condensed consolidated financial statements and notes thereto have been retroactively adjusted to reflect the effect of the Reverse Stock Split.

(b)	Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conducts its operations through PSIHK and BGG (collectively the “Operating Subsidiaries”) in Hong Kong.

The Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirements of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding services.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of June 30, 2025, and results of operations and cash flows for the six months ended June 30, 2024 and 2025. The consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2024, and related notes included in the Company’s audited consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. Management has eliminated all significant inter-company balances and transactions in preparing the accompanying unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is United Sates dollars (“US$” or “$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollar (“HKD”).

The unaudited interim condensed consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HKD are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The following table shows the $ to HKD exchange rates used for translation of HKD-functional subsidiaries:

	For the six months ended June 30,
	2024	2025
Period end HKD: US$ exchange rate	7.8000	7.8000
Period average HKD: US$ exchange rate	7.8000	7.8000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations and comprehensive loss.

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“Hong Kong”).

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted cash

Restricted cash represents amounts held by banks as security for banking facilities and therefore is not available for the Company’s use until such time as banking facilities have been fulfilled or expired other than the letter of guarantee of $89,744 (December 31, 2024: $384,615). None of the banking facilities were utilized as of December 31, 2024 and June 30, 2025.

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop its assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due to related parties.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due to related parties approximate fair value because of the short-term nature of these items.

Business combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired and liabilities assumed acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions.

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the fair value of identifiable tangible assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are measured at amortized cost less an allowance for expected credit loss as needed.. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. In evaluating the expected credit loss, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If allowance for expected credit losses are to be provided for, or written off, they would be recognized in the audited consolidated statements of operations and comprehensive loss within operating expenses. Balance of allowance for expected credit loss was $80,056 and $52,273 as of December 31, 2024 and June 30, 2025, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvements	life of lease
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 to 10 years
Furniture and fixtures	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended June 30, 2024 and 2025.

Lease

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the audited consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the audited consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the Company’s office lease. The Company reviews the underlying objective of each contract, the terms of the contract, and consider its current and future business conditions when making these judgments.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers in Hong Kong. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized.

(a) Air freight forwarding services

Revenue was recognized based on the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. The typical amount of time spent rendering air freight forwarding services is three to five days.

(b) Ocean freight forwarding services

Revenue was recognized based on time-in-transit to measure the progress. The typical amount of time spent rendering ocean freight forwarding services is approximately three to four weeks. The Company believes that the transpiring of time provides the best measurement of the rendering of services to the customer.

(c) Ancillary services

The Company also provides certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company performs the obligations. Pricing for its services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $1,060,590 and $398,639 at December 31, 2024 and June 30, 2025, respectively. Contract assets are included within current assets in the accompanying consolidated balance sheets.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $1,525 and $488 at December 31, 2024 and June 30, 2025, respectively. The revenue recognized during the period ended June 30, 2024 and 2025 that was included in contract liabilities as of January 1, 2024 and 2025 amounted to $4,015 and $1,525, respectively.

All the Company’s air and ocean freight forwarding and ancillary services are for periods of one year or less. As permitted under ASC 606-10-50-14, the transaction price allocated to the remaining performance obligations under those contracts is not disclosed.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services.

General and administrative expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Shipping and handling costs

All shipping and handling costs are expensed as incurred.

Advertising

All advertising costs are expensed as incurred. During the period ended June 30, 2024 and 2025, the total amount charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss in respect of the Company’s advertising costs incurred was $0 and $3,526, respectively.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a defined contribution Mandatory Provident Fund retirement benefit scheme by the local laws in Hong Kong. During the period ended June 30, 2024 and 2025, the total amount charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss in respect of the Company’s costs incurred in the scheme was $30,155 and $29,316, respectively.

Share-based compensation

The Company recognizes share-based compensation expense for the estimated fair value of equity awards issued as compensation to individuals over the requisite service period, which generally ranges immediate up to two years. The Company accounts for forfeitures as they occur. Accordingly, in the absence of a modification, if an individual’s continuous service is terminated, all previously unvested awards granted to such individual are forfeited, which results in a benefit to share-based compensation expense in the period of termination equal to the cumulative expense recorded through the termination date for the unvested awards. For employee stock awards with graded vesting schedules and only services conditions, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards, ensuring that cumulative recorded share-based compensation expense equals the grant date fair value of vested awards at each period-end. The Company issues new ordinary shares upon exercise of stock options.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2024 and June 30, 2025, the Company did not have an asset for unrecognized tax benefits . It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Comprehensive loss

Comprehensive loss is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive loss consists of foreign currency translation. The Company presents comprehensive loss in accordance with ASC 220, Comprehensive Income.

Loss per share

The Company calculates loss per share in accordance with ASC Topic 260 “Earnings per Share.” Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of December 31, 2024 and June 30, 2025, the Company’s potentially dilutive securities, which include share options, have been excluded from the computation of diluted loss per share as the effect would be to reduce the loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted loss per share attributable to shareholders is the same.

Commitments and contingencies

Capital commitments

The Company’s capital commitments primarily relate to capital expenditure contracted for purchase of property and equipment, including the office premises and motor vehicle parking spaces located in Hong Kong. Total capital commitments contracted but not provided for amounted to $4,685,269 and nil as of June 30, 2025 and December 31, 2024, respectively. The capital expenditures contracted for are analyzed as follows:

	As of December 31,	As of June 30,
	2024	2025
No later than 1 year	$-	$4,685,269
Total	$-	$4,685,269

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2024 and June 30, 2025.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provision for compensation

The Company recognizes a provision for staff injury compensation in accordance with the requirements of ASC 450. This provision is established to account for potential liabilities arising from work-related injuries or illnesses incurred by the Company’s employee. The provision is calculated based on estimated maximum future cash outflows to settle the staff injury claim in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. The claim considers the assessment of loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury.

Management believes that the provision for compensation adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows (i.e. court decisions may require adjustments to provision.) Any adjustments will increase/decrease in the provision in the period in which the change occurs.

During the six months ended June 30, 2025, a staff injury case was settled and fully compensated by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed and recognized as other income for the six months ended June 30, 2025.

Provision for penalty

The Company recognizes a provision for penalty claim in accordance with the requirements of ASC 450. The Company was involved in a dispute with one of its suppliers regarding a penalty claim. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. The management of the Company was actively discussing and following up on the matter with the supplier and has determined that the penalty was probable, and the amount can be reasonably estimated. As of December 31, 2024, the best estimate of the amount is $1,245,625.

Management believes that the provision for penalty adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision was reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows. Any adjustments will increase/decrease in the provision in the period in which the change occurs.

During the six months ended June 30, 2025, the management reached a settlement agreement with the supplier for $115,383, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,242 was reversed and recognized as other income for the six months ended June 30, 2025.

Non-controlling interest

Non-controlling interest are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 0.8% ownership interest in PSIHK.

Non-controlling interest are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s unaudited interim condensed consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

Related party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Economic and political risks

The Company’s operations are conducted in Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange, such as tariffs imposed by other countries. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong and countries in the where its goods are imported, as well as by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and contract assets. All of the Company’s cash and cash equivalents and restricted cash is maintained with banks in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (equivalent to HKD800,000). The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to accounts receivable and contract assets is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. The maximum amount of loss due to credit risk are gross carrying amounts for these financial assets that disclosed in the unaudited interim condensed consolidated balance sheets or elsewhere in the notes to the unaudited interim condensed consolidated financial statements.

Exchange risk

The reporting currency of the Company is $. To date the majority of the revenues and costs are denominated in HKD and a significant portion of the assets and liabilities are denominated in HKD. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise. Under the Linked Exchange Rate System in Hong Kong, HKD is pegged to $. Therefore the Company does not expose to significant exchange rate risk in respect of its assets and liabilities denominated in HKD.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024; and early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year ended December 31, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosure.

In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The ASU provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual reporting periods, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONCENTRATION OF REVENUES AND COST OF REVENUE

Concentration of major customers and suppliers:

	For the six months ended June 30,
	2024		2025
Major customer representing more than 10% of the Company’s revenues
Customer A	$14,370,553	36.50%	$12,873,417	55.52%
Total Revenues	$14,370,553	36.50%	$12,873,417	55.52%

Revenues from the Company’s major customer accounted for 36.50% and 55.52% of total revenues balances for the six months ended June 30, 2024 and 2025, respectively.

	As of December 31,		As of June 30,
	2024		2025
Major customer of the Company’s accounts receivable
Company A	$5,865,781	45.42%	$2,755,448	51.24%
Total	$5,865,781	45.42%	$2,755,448	51.24%

Accounts receivable from the Company’s major customer accounted for 45.42% and 51.24% of total accounts receivable balances as of December 31, 2024 and June 30, 2025, respectively.

	For the six months ended June 30,
	2024		2025
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$3,931,179	10.31%	$2,931,950	12.76%
Supplier B	5,600,907	14.69%	4,418,879	19.23%
Total Cost of Revenue	$9,532,086	25.00%	$7,350,829	31.99%

Cost of revenue from the Company’s major suppliers accounted for 25.00% and 31.99% of total cost of revenue balances for the six months ended June 30, 2024 and 2025, respectively.

	As of December 31,		As of June 30,
	2024		2025
Major suppliers of the Company’s accounts payable
Supplier A	$2,084,994	18.09%	$948,761	23.41%
Supplier B	1,156,233	10.03%	694,418	17.13%
Total	$3,241,227	28.12%	$1,643,179	40.54%

Accounts payable from the Company’s major suppliers accounted for 28.12% and 40.54% of total accounts payable balances as of December 31, 2024 and June 30, 2025, respectively.

NOTE 4 – OTHER INCOME

	For the six months ended June 30,
	2024	2025
Management fee income	$2,212	$1,946
Management fee income from a related party	3,316	7,784
Reversal of provision for penalty*	-	1,130,242
Reversal of provision for compensation*	-	328,615
Miscellaneous income	846	-
Total	$6,374	$1,468,587

*	See Note 5 for details.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PROVISIONS FOR COMPENSATION AND PENALTY

	As of December 31,	As of June 30,
	2024	2025
Provision for compensation	$328,615	$-
Provision for penalty	1,245,625	-
Total	$1,574,240	$-

The provision for staff injury compensation represented the management’s estimated liability for work-related injuries incurred by its employee. The provision was calculated based on estimated maximum future cash outflows to settle the staff injury claim. The claim considered the assessment loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury in accordance with Hong Kong Employees’ Compensation Ordinance and ASC Topic 450. In accordance with ASC 450-20-30-1, $328,615 was the estimated amount within the range of loss appears at the time to be a better estimate than any other amount within the range.

The provision for staff injury compensation of $328,615 was recognized as expenses in prior years and classified as current liability as of December 31, 2024. During the six months ended June 30, 2025, a staff injury case was settled and fully compensated by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed and recognized as other income for the six months ended June 30, 2025.

The provision for penalty claim represented the management’s estimated liability for a dispute with one of its suppliers regarding a penalty claim. The dispute arose due to the Company’s underutilization of the cargo aircraft’s capacity, leading to a suboptimal load weight on the aircraft. Consequently, the supplier levied charges on the Company for the freight rate, fuel surcharge, and security charges, amounting to a total of $1,245,625.

The provision for penalty claim of $1,245,625 was recognized as expenses in prior years and classified as current liability as of December 31, 2024. During the six months ended June 30, 2025, the management reached a settlement agreement with the supplier for $115,383, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,242 was reversed and recognized as other income for the six months ended June 30, 2025.

NOTE 6 – RESTRICTED CASH

As of December 31,2024 and June 30, 2025, the Company pledged its fixed deposits of $2,192,015 and $1,538,462 for banking facilities secured from Nanyang Commercial Bank, Limited. Other than the letter of guarantee of $384,615 and $89,744 for operation, none of the banking facilities were utilized as of December 31, 2024 and June 30, 2025.

Restricted cash is summarized as follows:

	As of December 31,	As of June 30,
	2024	2025
Restricted cash at end of period	$2,192,015	$1,538,462
Total	$2,192,015	$1,538,462

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for credit loss:

	As of December 31,	As of June 30,
	2024	2025

Accounts receivable	$12,882,682	$5,376,109
Less: allowance for expected credit loss	(80,056)	(52,273)
Total	$12,802,626	$5,323,836

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$(107,758)	$(80,056)
Reversal	27,702	27,783
Total	$(80,056)	$(52,273)

NOTE 8 – CONTRACT ASSETS, NET AND CONTRACT LIABILITIES

Contract assets is presented net of allowance for expected credit loss.

	As of December 31,	As of June 30,
	2024	2025
Contract assets	$1,060,590	$398,639
Less: allowance for expected credit loss	(2,919)	(910)
Total	$1,057,671	$397,729

The movement of contract assets is as follows:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$987,084	$1,060,590
Additions	87,166,469	23,187,799
Reclassified to receivables due to billings	(87,092,963)	(23,849,750)
Total	$1,060,590	$398,639

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$(2,949)	$(2,919)
Reversal	30	2,009
Total	$(2,919)	$(910)

Contract liabilities are recognized when the Company received prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $1,525 and $488 as of December 31, 2024 and June 30, 2025, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets is presented net of allowance for expected credit loss:

	As of December 31,	As of June 30,
	2024	2025
Prepayments and other current assets	$68,699	$1,084,007
Less: allowance for expected credit loss	(877)	(888)
Total prepayments and other current assets, net	$67,822	$1,083,119
Less: Prepayments for the acquisition of office premises – non-current	-	(1,014,208)
Current portion	67,822	68,911

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$(745)	$(877)
Provision	(132)	(11)
Total	$(877)	$(888)

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2024 and June 30, 2025, property, plant and equipment, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025

Leasehold improvement	$116,729	$116,729
Machinery and equipment	474,220	474,220
Motor vehicles	354,408	354,408
Furniture and fixtures	94,261	94,261
Total property plant and equipment, at cost	1,039,618	1,039,618
Less: accumulated depreciation	(912,232)	(926,211)
Total property, plant and equipment, net	$127,386	$113,407

Depreciation expense for the six months ended June 30, 2024 and 2025 were $31,716, and $13,979, respectively.

On March 26, 2025, PSIHK, one of the Company’s Operating Subsidiaries, entered into several preliminary agreements for the sale and purchase with a seller regarding several office premises and motor vehicle parking spaces located in Hong Kong for a total consideration of approximately $5,512,000. The formal agreement were entered into on April 7, 2025. As of June 30, 2025 and December 31, 2024, prepayments of $1,014,208 and nil included in non-current prepayments represent the installments according to the sale and purchase agreements of $826,731 and stamp duty of $187,477. Our current headquarter office is located at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The lease will expire on April 30, 2026. The Company will not lease the current office and will move in to its own premises after the lease expired to meet our operations need.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LEASES

The Company has various operating leases for office space and photocopiers. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR was 6.1% and 6.1% as of December 31, 2024 and June 30, 2025, respectively.

As of December 31, 2024 and June 30, 2025, the right-of-use assets totaled $130,134, and $78,782, respectively.

As of December 31, 2024 and June 30, 2025, lease liabilities consist of the following:

	As of December 31,	As of June 30,
	2024	2025

Lease liabilities - current portion	$101,947	$79,342
Lease liabilities - non-current portion	$29,378	$-
Total	$131,325	$79,342

During the six months ended June 30, 2024 and 2025, the Company incurred total operating lease expenses of $54,554 and $49,550, respectively.

Other lease information is as follows:

	For the six months ended June 30,
	2024	2025
Weighted-average remaining lease term - operating leases	1.8 year	0.8 years
Weighted-average discount rate - operating leases	5.8%	6.03%

The following is a schedule of future minimum payments under operating leases as of June 30, 2025:

As of June 30,
2025	$51,662
2026	29,743
Total lease payments	81,405
Less: imputed interest	(2,063)
Total operating lease liabilities, net of interest	$79,342

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,	As of June 30
	2024	2025

Provision for staff bonus	$80,552	$-
Accrued staff salaries	18,049	2,494
Accrued administrative expenses	346,732	281,054
Total	$445,333	$283,548

NOTE 13 – ACCOUNTS PAYABLE

Accounts payable are summarized as follow:

	As of December 31,	As of June 30
	2024	2025

Freight fee and other handling charges	$11,307,340	$3,977,765
Freight fee and other handling charges – related party	221,098	74,964
Total	$11,528,438	$4,052,729

NOTE 14 – SHAREHOLDERS’ EQUITY

As of December 31, 2024 and June 30, 2025, the Company was authorized to issue 500,000,000 ordinary shares, $0.0008 par value per share. The share data has been retroactively restated to reflect the current capital structure of the Company.

Business Combination

In connection with the Business Combination, the consolidated statements of changes in shareholders’ equity has been retroactively restated to reflect the number of shares received by PSI in the First Merger. The consolidated statements of changes in shareholders’ equity as of December 31, 2024 reflects the following transactions consummated in connection with the Business Combination in regards to outstanding ordinary shares of the Company: (i) the conversion of 200,000 ordinary shares of PSI to 20,000,000 of the Company’s ordinary shares; (ii) the conversion of AIB securities equivalents to 3,581,061 ordinary shares to 3,581,061 of the Company’s ordinary shares; (iii) issuance of 501,875 ordinary shares of the Company for underwriting and advisory services provided by Maxim Group LLC and its affiliate; and (iv) issuance of 200,000 ordinary shares of the Company for reverse recapitalization incremental cost.

Reverse Stock Split

Please refer to Note 1 regarding the Reverse Stock Split for details.

Share options

In connection with the 2024 Plan as defined and mentioned in Note 15, 1,694,000 share options were exercised and 1,694,000 ordinary shares of the Company were issued accordingly as of December 31, 2024 and June 30, 2025.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SHARE-BASED COMPENSATION

In July 2024, the board of directors of the Company approved the grant of 2,420,000 share options, representing 2,420,000 ordinary shares of the Company to certain directors, employees and consultants under the 2024 Share Incentive Plan of the Company. The maximum number of ordinary shares that may be issued under the 2024 Share Incentive Plan (the “2024 Plan”) is 2,527,027 ordinary shares. The exercise price is $0.01 per ordinary share.

Compensation expense is recognized over the vesting period of the share options based on the fair value of the shares at the grant date. The fair value of share options is determined using the Binomial Option Pricing Model. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest on the second anniversaries. As of December 31, 2024 and June 30, 2025, a total of 2,420,000 shares have been granted under the 2024 Plan.

The weighted average grant date fair value is $2.96. The following are the assumptions used in valuing the share options on the grant date during the year ended December 31, 2024 (in percentages, except as noted):

As of the
grant date
Volatility	15.69
Risk-free rate	4.12
Pre-vesting forfeiture rate	0.00 – 15.92
Dividend yield	0.00

A summary of changes in the Company’s nonvested share options for the year is summarized as follows:

		Weighted
		average grant
	Number of	date per share
	shares	fair value
Balance at January 1, 2024	-	$-
Granted	2,420,000	2.96
Vested and exercised	(1,694,000)	2.94
Forfeited	(201,000)	3.03
Non-vested at December 31, 2024 and June 30, 2025	525,000	$3.03

As of December 31, 2024 and June 30, 2025, there was $980,056 and $316,854 of total unrecognized share-based compensation expenses related to nonvested shares granted under the 2024 Plan. The cost is expected to be recognized over a period of 1 to 2 years. The total fair value of share options vested during the year ended December 31, 2024 and the six months ended June 30, 2025 was $4,973,991 and nil.

The share-based compensation expenses related to share options are recorded as components of general and administrative expenses.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025

Freight forwarding services
- Air freight	$38,744,329	$22,552,413
- Ocean freight	621,675	599,588
Subtotal	39,366,004	23,152,001
Ancillary logistic services	205	35,799
Total	$39,366,209	$23,187,800

Information for the Company’s breakdown of revenue from freight forwarding services for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025

Export shipments
- Air	$38,742,336	$22,551,083
- Ocean	616,158	598,148
- Subtotal	39,358,494	23,149,231

Import shipments
- Air	1,993	1,330
- Ocean	5,517	1,440
- Subtotal	7,510	2,770
Total	$39,366,004	$23,152,001

Information for the Company’s breakdown of export revenue destination for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024		2025

United States	$27,748,425	70.50%	$16,447,419	71.05%
Canada	1,502,484	3.82%	935,807	4.04%
France	318,118	0.81%	60,860	0.26%
United Kingdom	2,963,564	7.53%	1,558,376	6.73%
The Netherlands	2,786,257	7.08%	1,618,362	7.00%
Singapore	28,414	0.08%	-	-
Others (Note)	4,011,232	10.18%	2,528,407	10.92%
Total export revenue	$39,358,494	100%	$23,149,231	100%

Note: Others represent a number of countries including, among others, Qatar, Japan, Malaysia and Cyprus, etc.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – DISAGGREGATED REVENUES (CONTINUED)

Information for the Company’s breakdown of revenue by types of customers for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025

Freight forwarders	$39,186,625	$23,040,700
Direct customers	179,584	147,100
Total	$39,366,209	$23,187,800

NOTE 17 – INCOME TAX

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-owned subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the six months ended June 30, 2024 and 2025, the Company generated substantially all of its taxable income in Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2024	2025
Hong Kong profit tax:
- Current period	$-	$-
Income tax expenses	$-	$-

The effective tax rates on loss before income taxes for the six months ended June 30, 2024 and 2025 was 0% and 0%, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INCOME TAX (CONTINUED)

The following table reconciles statutory rate to effective tax rate:

	For the six months ended June 30,
	2024	2025
Hong Kong statutory income tax rate	16.50%	16.50%
- Non-taxable income	2.45%	56.77%
- Non-deductible expenses	(11.76)%	(39.32)%
- Deductible temporary difference not recognized	(0.60)%	(0.07)%
- Tax loss not recognized	(6.59)%	(33.88)%
Effective tax rate	0.00%	0.00%

Significant components of the Company’s net deferred tax asset were as follows:

	As of
	December 31, 2024	June 30, 2025
Deferred tax asset
Net operating loss carryforwards	$27,143	$170,183
Total deferred tax asset	27,143	170,183
Valuation allowance	(27,143)	(170,183)
Deferred tax asset, net of allowance	$—	$—

All net operating loss carryforwards are in Hong Kong and do not expire.

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $27,143 and $170,183 was required as of December 31, 2024 and June 30, 2025 for the deferred tax asset due to the unpredictability of future profit streams.

NOTE 18 – RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing relationship with the Company
Rich Fame International Limited	One of the directors is Mr. Yee Kit Chan. 100% fully owned by Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.
Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kin Yin Alfred Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Summary of balances with related parties:

		As of December 31,	As of June 30,
Amounts due to related parties:	Note	2024	2025

Profit Sail International Express (SZX) Company Limited	(1)	$3,056	$-
Rich Fame International Limited	(1)	104,231	45,000
Total		$107,287	$45,000

Notes:

1.	Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(c) Summary of related party transactions:

A summary of trade transactions with related parties for the six months ended June 30, 2024 and 2025 are listed below:

	For the six months ended June 30,
Services fee income from a related party:	2024	2025
Profit Sail International Express (SZX) Company Limited	$75,208	$63,159
Total	$75,208	$63,159

The amounts for the six months ended June 30, 2024 and 2025 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Freight charges and other handling charges charged by related parties:	2024	2025
Profit Sail International Express (SZX) Company Limited	$1,030,041	$499,718
Top Star E-Commerce Logistics Limited	492,070	-
Total	$1,522,111	$499,718

The amounts for the six months ended June 30, 2024 and 2025 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Other income - management fee income from a related party:	2024	2025
Profit Sail International Express (SZX) Company Limited	$3,316	$7,784
Total	$3,316	$7,784

The amounts for the six months ended June 30, 2024 and 2025 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The management fee was based on the Company’s workload devoted to the related party.

	For the six months ended June 30,
IT maintenance fee charged by a related party:	2024	2025
Rich Fame International Limited	$48,077	$-
Total	$48,077	$-

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RELATED PARTY TRANSACTIONS (CONTINUED)

The amounts for the period ended June 30, 2024 and 2025 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The information technology services fee was equivalent to approximately $48,077 and nil for the period ended June 30, 2024 and 2025, respectively.

NOTE 19 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the freight forwarding services. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss) as reported on the consolidated statements of operations and comprehensive income (loss). Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of operations and comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations and comprehensive income (loss). The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the unaudited interim condensed consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2025 to the date of November 26, 2025, these unaudited interim condensed consolidated financial statements were issued, and has determined that it does not have any material events to disclose, except disclosed below or elsewhere in the notes to the unaudited interim condensed consolidated financial statements.

(a) Reverse Stock Split

On October 6, 2025, the Company effected the Reverse Stock Split of its ordinary shares at a ratio of 8-to-1. Trading of the common shares on Nasdaq on a split-adjusted basis began as of October 13, 2025. As a result of the Reverse Stock Split, each 8 shares of common shares were combined into one common share, and the total number of common shares outstanding were reduced from 25,976,936 ordinary shares to 3,247,117 ordinary shares. The Reverse Stock Split increased the par value share of the Company’s ordinary shares to US$0.0008 but did not change the total number of authorized ordinary shares.

(b) Purchase of office premises and motor vehicle parking spaces

Regarding the purchase of office premises and motor vehicle parking spaces on April 7, 2025, on October 13, 2025, the office premises and motor vehicle parking spaces were transferred to the Company. These assets had been pledged as security for a mortgage loan of $2,750,000 with interest of 1.2% per annum below HKD prime rate which was obtained to finance the purchase of the office premises and motor vehicle parking spaces.

(c) Change of controlling shareholders

On August 26, 2025, certain shareholders of the Company entered into a definitive share purchase agreement with Great Rank Limited to transfer in aggregate 16,712,000 ordinary shares of the Company to Great Rank Limited. The controlling shareholder was then changed from Mr. Yee Kit Chan to Mr. Yang Huaixi accordingly.

(d) Private offering

On November 7, 2025, PS International Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement (the “Offering”) of up to 5,332,216 units, each consisting of (i) one ordinary share, par value $0.0008 per share of the Company (or at the election of the purchaser, one pre-funded warrant (the “Pre-Funded Warrant”) in lieu thereof) and (ii) one warrant (the “Warrant,”) to purchase up to two ordinary shares, at an offering price of US$1.80 per unit. The gross proceeds of the Offering are expected to be up to approximately US$9.6 million, before deducting placement agent fees and other offering expenses payable by the Company, excluding any proceeds from the exercise of any Pre-Funded Warrant or Warrant. The issuance of ordinary shares has a dilutive effect on the ownership percentage of existing shareholders. Given the Company was having a net loss for the six months ended June 30, 2025, the dilutive effect due to the issuance of ordinary shares, Pre-funded Warrant and Warrant will improve the pro forma basic and diluted earnings per share for the six months ended June 30, 2025. The Company is not a controlled company after the private offering.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUBSEQUENT EVENTS (CONTINUED)

The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital and business expansion. The Offering is expected to close in November 2025, subject to the satisfaction of customary closing conditions.

Joseph Stone Capital, LLC is acting as the placement agent for the Offering.

In connection with the Offering, the Company issued an announcement on November 7, 2025 announcing the pricing of the Offering and a press release on November 13, 2025 announcing the closing of the Offering.